Mail Stop 3561

November 8, 2007

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: Scorpion Performance, Inc.
        Registration Statement on Form 10-SB
        Filed October 12, 2007
        File No. 000-52859

Dear Mr. Stopanio,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective in 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by

the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Description of Business, page 3

2. In the introductory paragraph, please include a brief description of what rocker arms are.

3. In one of the opening paragraphs, please disclose your revenue and net losses for your most recent audited period and interim stub. This will provide a financial snapshot of your company.

4. Please disclose the price or price range you charge for the rocker arms and the label anodizing services.

Subsidiaries, page 4

5. We note your disclosure regarding your subsidiaries that are in developmental stages. To the extent you discuss possible future operations, you should balance your business section disclosure with a realistic discussion of time frames and financing. If you have no current plans to begin developing these subsidiaries or no available financing, so state.

Products, page 5

6. We note that the company emphasizes reverse engineering and machine tool development and modification. Please disclose the amount spent during each of the last two fiscal years on research and development activities. See Item 101(a)(10) of Regulation SB.

7. Please revise to state that it is your belief that you use state of the art components to manufacture rocker arms.

8. Please explain the difference between your "Scorpion" branded rocker arms and private label rocker arms. For example, are they sold to different customers? What type of customer purchases the different types?

Services, page 6

9. Please briefly explain what step in the manufacturing process anodizing is. For instance, are the metal components in their final shape prior to this process? Or what steps in the manufacturing process remain after anodizing?

10. Please briefly explain what you mean when you say you offer "private label" services.

11. Please briefly explain the types of services you provide for medical parts manufactures and photographic equipment manufacturers. For instance, are there typical parts that you anodize for these types of customers?

Materials/Inventory, page 7
Distribution, page 7

12. We note from your disclosure that a substantial majority of your inventory and revenue are supplied by three suppliers and derived from five distributors, respectively. In this regard, please revise your MD&A to discuss the potentially adverse impact to your results of operations and cash flows that could results from the loss of any of these suppliers or distributors. Your discussion should include, but not necessarily be limited to the conditions under which your inventory supply and services may be terminated by these suppliers and distributors, respectively. Your revised discussion should also explain any circumstances that would reduce your inventory supply and revenues from your existing suppliers and distributors, respectively, as well as the risks that suppliers and distributors face in their respective business and how these risks could impact you. Additionally, please revise your financial statements to disclose the information outlined in paragraph 37 through 39 of SFAS No. 131, as applicable.

13. Please name the distributor that accounts for 29% of your revenue or advise.

Trademarks, page 9

14. Please revise for clarity the sentence that ends, "if Auto and Tool is not able to amend its registration to omit the word "Performance." It does not appear to be a complete sentence.

Environmental, Health and Safety Matters, page 9

15. Please disclose the costs of compliance with environmental laws. See Item 101(a)(11) of Regulation SB.

Our Ability to Succeed Depends on Our Ability to Grow Our Business While Maintaining Profitability, page 11

16. This subheading and discussion of maintaining (or sustaining) profitability appears inconsistent with your recent losses. Please revise this subheading and discussion to eliminate a discussion of maintaining or sustaining profitability.

We Will Incur Increased Costs, page 15

17. Please also add risk factor disclosure regarding your ability to absorb the costs of

being public company, if appropriate. These would include the costs of reporting and salaries to management.

Our Failure to Comply with Current or Future Foreign Securities Regulations …, page 16

18. Please revise the discussion to clarify that you have ceased your selling activities in Sweden, New Zealand, Netherlands, Canada, Australia, and Finland. Also, provide risk factor disclosure that you were notified that some of your securities offerings may have violated some of these countries laws and discuss what that means for your company.

To Raise Additional Capital to Fund Operations, We Intend to Issue Additional Shares of Stock Which Will Dilute All Shareholders, page 17

19. We note from your disclosure that your cash offering expenses on sales of securities average 40% of the raised proceeds, which among other things include bonuses to employees. In this regard, please revise your financial statements to disclose the cash or non-cash consideration paid to your employees associated with offering expenses on the sale of your securities and your accounting treatment associated with each offering expense transaction.

Critical Accounting Policies, page 21

20. We note your disclosure in the second paragraph of page 21 regarding your critical accounting policies. We remind you that such critical accounting policies disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please revise your disclosure in MD&A to identify on an individual basis each critical accounting policy. Also, include a discussion, for each critical accounting policy, of the material implications associated with the methods and assumptions underlying how you arrived at the critical accounting estimates. Additionally, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, factors such as how accurate the estimate/ assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. See FR-72 for guidance. It appears from your notes to your financial statements that at a minimum your valuation of inventory and evaluation of long-lived assets for impairment would be critical accounting estimates, where the above mentioned disclosures should be provided.

Net Income, page 21

21. Please provide labels for the charts, as well as labels for the columns in the charts, on pages 21 and 23 so that investors can understand what information is being presented.

Liquidity and Capital Resources, page 24

22. We note the discussion on page 25 indicating that the principal only note due to a shareholder in the amount of $2,000,000 was paid in full in January 2007. As your December 31, 2006 balance sheet does not include this note payable, it appears this amount was repaid prior to December 31, 2006. Please advise or revise to correct this discrepancy.

Plan of Operation, page 26

23. We note that to compete against importers, you intend to upgrade to sophisticated machine tools and improve productivity with no additional personnel or capital investment. Please clarify whether you mean you intend to compete against importers by providing superior quality products or lower prices or both. Please clarify how you intend to compete.

24. Please either provide support for your claim that the industry average to produce a single rocker arm is three minutes or revise to state this is your belief.

25. We note your future plans discussed here, such as rolling out new product lines. To the extent you discuss future business plans or strategies, please add disclosure about the implementation costs, the source of funds and the potential timeline for implementing a plan or strategy. In this regard, please discuss your business plans to manufacture horse manure compacting units and develop a biofuel product. Please discuss the anticipated milestones and activities in implementing your plans of operation, the time frame for beginning and completing each, and the cost for each. Further, please quantify and provide the basis of the statement that you expect to "generate significant revenue beginning in 2008."

26. As a follow up to the comment above, please provide a description of any properties related to the horse manure compacting and biofuel businesses. See Item 102 of Regulation SB.

Item 5. Directors and Executive Officers, page 28

27. Briefly describe Teresa Stopanio's business experience during the past five years. Refer to Item 401(a)(4) of Regulation S-B.

Employment Agreements, page 29

28. We understand that currently you do not have any employment agreements with your officers but they each receive an annual salary of $260,000. This information does not appear to correspond to the executive compensation information disclosed on page 30. Please advise or revise.

29. Please add narrative disclosure to accompany the summary compensation table or advise. Refer to Item 402(c) of Regulation S-B.

Certain Relationships and Related Transactions, page 31

30. Please disclose the approximate dollar value of the amount involved in each of the transactions and the approximate dollar value of Robert and Teresa Stopanio's interest in the transactions. See Item 404(a) of Regulation SB.

31. In addition, we note from paragraph one, two, and three in Item 7 that you acquired all of the membership interest of Anodize, LLC in January 2004, Manure Packing Systems, LLC in February 2006, and Scorpion Racing, Inc and Scorpion Rockers, Inc in October 2007 from Robert and Teresa Stopanio. Please disclose in your financial statements, the basis (i.e. historical or fair value) used in transferring the net assets of the above mentioned acquisitions. Additionally, please disclose the number of and value assigned to the Company's restricted stock issued in 2007 for consideration of the Anodize, LLC acquisition, supported with your basis for your accounting.

Legal Proceedings, page 35

32. Reference is made to paragraph one, two and three under the heading "Legal Proceedings." In this regard, please revise your notes to your financial statements to include a discussion as to the nature of the above pending litigation cases. Also, disclose how much has been accrued for these pending litigation cases. Additionally, to the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with these matters. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2.

33. Please include a discussion of any relief sought by the foreign regulatory agencies you discuss here. Refer to Item 103(a)(5) of Regulation S-B.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

34. Please revise to include a report of the independent registered accounting firm which includes the name of the firm issuing the report. Refer to the requirements outlined in Note 2 to Item 310 of Regulation S-B and Article 2 of Regulation S-X.

Consolidated Statement of Changes in Stockholder's Equity, page F-4

35. We note from your disclosures on page F-4, F-5 and F-21 that you received cash for the sale of your common stock in the amount of $5,247,210, $10,337,272, $2,104,585 and $2,474,757 for the period ended December 31, 2005, December 31, 2006, June 30, 2006, and June 30, 2007, respectively. In this regard, please disclose in the notes to your financial statements the nature and terms of each common stock sale transaction.

36. We note from your disclosure on page 25, 34, 35, 37 and 38, that you issued "Unit Purchase Options" (UPOs) to existing non-U.S shareholders for acting as finders and introducing investors to the company. You state on page 25 that for the periods ended December 31, 2005, December 31, 2006 and June 30, 2007, you raised $786,110, $2,022,810 and $849,000, respectively, through the sale of UPOs. In this regard, it is unclear from your current financial statements where the UPOs were recorded. Please revise your fiscal year ended and interim period ended financial statements to separately disclose the sale of UPOs for all periods presented. Additionally, please disclose in a footnote to your financial statements for each period presented the nature and terms of each UPO sale transaction.

Note 1. Summary of Significant Accounting Policies
Impairment of Intangibles, page F-8

37. We note from the statement of operations that you recognized an impairment loss on patents in the amount of $122,296 during 2006. Please clarify whether this impairment charge related to assets to be held and used or assets to be disposed of. Additionally, please revise the notes to your financial statements to include the disclosures required by paragraph 26 or 47 of SFAS No.144, as applicable.

Accounting for Uncertainty in Income Taxes, page F-10

38. We note from your disclosure on page F-10 that you state you will adopt FIN No. 48 as of the first quarter of fiscal year 2008. Your adoption date is not in compliance with FIN No. 48. As outlined in paragraph 23 of FIN No. 48, this interpretation shall be effective for fiscal years beginning after December 15, 2006. As such, you are required to adopt this interpretation in the   first quarter of your fiscal year ended December 31, 2007. In this regard, please revise your footnote

disclosure on page F-10 to describe the financial statement impact this
interpretation will have on your financial statements in the period of adoption.
Additionally, you will need to reflect the effects of adopting FIN No. 48 in your
interim financial statements for the period ended June 30, 2007 and provide the
disclosures outlined in paragraph 20 and 21 of FIN No. 48, as applicable.

Note 2. Property and Equipment, page F-13

39. We note the following information from the filing:

- net losses for all fiscal years and interim periods presented ;
- Significant accumulated deficit reported in all periods presented;
- Significant cash used in operating activities for all fiscal years and interim periods presented;
- A full valuation allowance recorded against deferred tax assets;
- no impairment charges were taken on property and equipment assets for any period presented

In consideration of the above factors, please advise us of the separate dates of your
long-lived asset impairment tests for the fiscal year ended December 31, 2005 and
2006 and for the interim period ended June 30, 2007. If no impairment test was
completed during the six-month period ended June 30, 2007, please explain why this
was not required pursuant to paragraph 8(c) of SFAS No. 144. Also provide us with a
summary of material relevant facts, assumptions, and estimates you considered in this
impairment analysis on an individual asset group basis. For those long-lived assets,
for which no impairment charges were taken, further explain to us why you concluded
that no impairment of those long-lived assets were necessary for the periods presented
in the filing. We may have further comment upon receipt of your response.

Note 3. Notes Payable, page F-14

40. Please revise Note 3 to explain the nature of the company's relationship with the
related party to which the company had a non-interest bearing note payable of
$1,347,486 at December 31, 2005. Refer to the disclosure requirements outlined in
paragraph 2 of SFAS No.57.

Other

41. We note from the discussion in the first paragraph on page 15 that the company is
exposed to product warranty claims in connection with its products. Please tell us
and disclose in the company's financial statements the company's accounting
policy for product warranty claims. Also, please include the disclosures required
by paragraph 14b of FIN 45 in the notes to your financial statements.

Condensed Interim Financial Statements

42. Please address our comments on the company's audited financial statements in the interim financial statements, where applicable.

Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2007 and 2006, page F-19 and F-20

43. Please revise to reflect the gain on the sale of equipment as a component of the Company's operating expenses. Refer to the guidance outlined in footnote 68 of SAB Topic 13. Also, please eliminate the presentation of "Total expenses" so that your interim statement of operations is presented consistently with the audited consolidated statements of operations.

44. Please explain why you had negative interest expense during the three and six months ended June 30, 2007.

Exhibits, page III-1

45. Please file the Unit Purchase Option Agreement as an exhibit or advise.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated

        authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Charles B. Pearlman, Esq.
       Fax: (954) 713-7700